Exhibit 99.1

Concord Medical Reports Fourth Quarter and Full Year 2012 Financial Results

BEIJING, CHINA, March 20, 2013 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading hospital management company and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 20121.

Fourth Quarter Highlights

•	Total net revenues increased by 95.1% in the fourth quarter of 2012 to RMB222.7 million ($35.8 million), compared to RMB114.2 million ($18.3 million) in the fourth quarter of 2011.

•	Net revenues from the network business were 117.1million, ($18.8 million), a 2.6% increase from the fourth quarter of 2011. Net revenues from Chang’an Hospital were RMB 105.6 million ($17.0 million).

•	Non-GAAP net income in the fourth quarter of 2012 was RMB39.2 million ($6.3 million), a 5.9% decrease from the fourth quarter of 2011.

•	Both non-GAAP basic and diluted earnings per American depositary share (“ADS”)[2] in the fourth quarter of 2012 were RMB0.80 ($0.13).

•

Net income for the fourth quarter of 2012 was RMB33.6 million ($5.4 million), compared to RMB310.0 million ($49.3 million) in Net Loss for the fourth quarter of 2011. Both basic and diluted earnings per ADS for the fourth quarter of 2012 were RMB0.68 ($0.11).

•	Concord Medical opened two centers in the fourth quarter of 2012, bringing the total number of centers in operation to 136 across 53 cities in China, as of December 31, 2012.

•	The numbers of treatment and diagnostic patient cases were 10,603 and 68,248 in the fourth quarter of 2012, respectively, representing a 17.1% and 57.3% increase from the fourth quarter of 2011.

Full Year 2012 Highlights

•	Total net revenues for the full year 2012 were RMB672.1 million ($107.9 million), a 49.3% increase from 2011.

•	Gross profit for the full year 2012 was RMB333.9 million ($53.6 million), a 14.9% increase from 2011.

•	Non-GAAP net income[3] for the full year 2012 was RMB148.8 million ($23.9 million), a 1.0% increase from 2011.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2301 to US$1.00, the effective noon buying rate as of December 31, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Each ADS represents three ordinary shares of the Company.
[3]	Non-GAAP net income is defined in this announcement as net income excluding share-based compensation, the impact of goodwill impairment and other one-time expenses. Share-based compensation was RMB 2.2 million ($0.4 million) in the fourth quarter of 2012 and RMB9.0 million ($1.5 million) for the full year 2012.

•	Both non-GAAP basic and diluted earnings per ADS for the full year 2012 were RMB3.09 ($0.50).

•

Net income for the full year 2012 was RMB136.4 million ($21.9 million) compared to RMB211.4 million in Net Loss for the full year 2011 Both basic and diluted earnings per ADS for the full year 2012 were RMB2.82 ($0.45).

•	The number of treatment and diagnostic patient cases was 37,915 and 239,530 for the full year 2012, representing a 10.3% and 43.8% increase from 2011, respectively.

“We have made steady progress towards the strategic goal of transforming Concord Medical into a market leader in the healthcare service sector,” said Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical. “During the year, we successfully closed two major acquisitions including a majority ownership position in Chang’An Hospital, one the largest privately-owned general hospitals in China, and 19.98% of indirect ownership of The University of Texas MD Anderson Cancer Center Proton Therapy Center. Combined, these acquisitions have helped position Concord Medical as a leading provider of healthcare and cancer-related therapies across China.”

“In 2012, our network business experienced steady growth, as revenues reached RMB 474.7 million, growing by 5.5% compared to 2011. The CCM network now covers 53 cities in China.Our policy of cost control adapted in 2012 has taken effect by improving our profitability from the network business. In 2013, we will continue to implement the cost control policy and introduce Return on Investment (ROI) as a performance indicator for all CCM centers. All these measures will create more value to our shareholders.

Chang’an Hospital demonstrated great growth momentum in 2012, as the medical revenue grew by over 40% compared to 2011. In July 2012, the Hospital announced that it had established strategic alliance with Fox Chase, a top oncology institution in the USA. In 2013, CCM will continue to strengthen Chang’an Hospital’s oncology departments and develop it into a leader for cancer treatment.

The Chinese government issued multiple new policies in 2012 to encourage private investment in the healthcare system,” continued Dr. Yang. “The expansion of the universal healthcare system will greatly increase the demand for the services of our network centers as well as Chang’an Hospital. In 2013, we will commence construction on our first oncology specialty hospital, the CCM Huanan Cancer Hospital. We are confident that CCM will leverage the favorable policy environment to meet the growing demand for high-quality, differentiated medical services and introduce the most advanced radiotherapy methods to cancer patients in China.”

2012 Fourth Quarter Financial Results

Total net revenues were RMB222.7 million ($35.8 million)(a), a 95.1% increase from the fourth quarter of 2011.

Cost of revenue was RMB129.6 million ($20.8 million), as compared to RMB44.8 million for the fourth quarter of 2011. The increase reflected the consolidation of the financial results of Chang’an Hospital. Total Cost of revenue is composed of:

•	Cost of revenue of the Network Business of RMB38.0 million ($6.1 million), compared to RMB44.8 million ($7.1 million) in the fourth quarter of 2011;

•	Cost of revenue of the Hospital business of RMB91.6 million ($14.7 million).

Gross profit was RMB93.1 million ($14.9 million), representing a 34.2% increase from the fourth quarter of 2011. The gross profit margin for the fourth quarter of 2012 was 41.8%. Gross profit for the fourth quarter of 2012 consisted of:

•	gross profit from the network business in the amount of RMB79.1 million ($12.1 million), representing a gross profit margin of 67.6%; and

•	gross profit from the hospital business in the amount of RMB13.9 million ($2.2 million), representing a gross profit margin of 13.2%.

Operating expenses were RMB35.9 million ($5.8 million) for the fourth quarter of 2012.

Operating income was RMB57.2 million ($9.2 million) for the fourth quarter of 2012.

Income tax expense was RMB22.7 million ($3.6 million) for the fourth quarter of 2012. The effective tax rate for the fourth quarter of 2012 was 40.3%, partially due to Chang’an Hospital’s accrued tax expenses in the fourth quarter.

Net income was RMB33.6 million ($5.4 million) for the fourth quarter of 2012, compared to net loss of RMB310.0 million ($49.3 million) in the fourth quarter of 2011. The net profit margin in the fourth quarter of 2012 was 15.1%.

Basic and diluted earnings per American depositary share (“ADS”) for the fourth quarter of 2012 were both RMB0.68 ($0.11). Each ADS represents three ordinary shares.

Adjusted EBITDA(c) (non-GAAP) was RMB107.4 million ($17.2 million) for the fourth quarter of 2012, representing a 43.6% increase from the fourth quarter of 2011.

As of December 31, 2012, the Company had RMB75.4 million ($12.1 million) in cash and RMB284.0 million ($45.6 million) in current portion of restricted cash.

Fourth quarter 2012 results by segment

Total net revenues consist of net revenues generated from the network business and hospital business.

Network business

The Company added two radiotherapy and diagnostic imaging centers in the fourth quarter of 2012, bringing the total number of centers in operation to 136 in 53 cities in China as of December 31, 2012. As of the same date, the Company had entered into agreements to establish 17 additional centers.

Net revenues from the network business were RMB117.1 million ($18.8 million) for the fourth quarter of 2012, which consisted of (i) net revenues from lease and management services of RMB104.5 million ($16.8 million), representing an 17.9% increase from the fourth quarter of 2011; (ii) net revenues from management services of RMB2.8 million, representing an 37.2% decrease from the fourth quarter of 2011, reflecting the exclusion of Chang’an Hospital-related management services; and (iii) net revenues from others services of RMB9.8 million, representing an 34.4% decrease from the fourth quarter of 2011.

Gross profit margin of the network business was 67.6% as compared to 60.8% for the fourth quarter of 2011.

Capital expenditure of the network business was RMB44.0 million ($7.1million) for the fourth quarter of 2012.

Accounts receivable from the network business was RMB173.3 million ($27.4 million) as of December 31, 2012, as compared to RMB244.2 million as of December 31, 2011. The average period of sales outstanding for accounts receivable (also known as Days Sales Outstanding) was 132 days for the fourth quarter of 2012, as compared to 156 days for the third quarter of 2012.

During the fourth quarter of 2012, the Company handled 10,378 patient treatment cases, representing 16.2% increases from the fourth quarter of 2011 and 68,473 patient diagnostic cases, representing 9.5% increases from the fourth quarter of 2011.

Hospital business

Net revenues from the hospital business were RMB105.6 million ($16.9 million) for the fourth quarter of 2012. Total medical revenues were RMB99.7 million ($15.8 million), which consisted of:

•	outpatient revenues of RMB25.0million ($4.0 million), representing 25% of the medical revenues from the hospital business;

•	inpatient revenues of RMB33.2 million ($5.3 million), representing 33% of the medical revenues from the hospital business; and

•	pharmacy revenues of 41.5 million ($6.6 million), representing 42% of the medical revenues from the hospital business.

Cost of service for the hospital business for the fourth quarter of 2012 was RMB91.6 million ($14.7 million).

Gross profit margin of the hospital business was 13.2% for the fourth quarter of 2012.

As of December 31, 2012, Chang’an Hospital had accounts receivable of RMB43.0 million ($6.9 million), representing days sales outstanding of 34 days. The accounts receivable was mainly from medical revenues covered by various government-sponsored insurance programs. Chang’an Hospital settles the balance with the local social insurance bureau on a periodic basis.

Based on the preliminary purchasing price allocation (the “PPA”) results, we have identified intangible assets as well as prepaid land lease payments valued at RMB67.3 million ($10.8 million). The intangible assets include healthcare qualification and oncology operation licenses. The resulting amortization expense in the fourth quarter of RMB2.4 million ($0.4 million) was included in Chang’an Hospital’s cost of revenue and operating expenses.

Chang’an Hospital treated 127,751 outpatients and 8,661 inpatients for the fourth quarter of 2012. The average bed utilization rate for the fourth quarter of 2012 was over 100%. The average days of hospital stay was 10.3 days per patient for the fourth quarter of 2012. Chang’an Hospital operated 978 beds as of December 31, 2012 .

Fiscal 2012 Full Year Results

Total net revenues in 2012 were RMB672.1 million ($107.9 million), representing a 49.3% increase from RMB450.1 million in 2011, of which Network revenues were 474.7 million, Chang’an Hospital’s net revenues were 197.3 million.

Cost of revenues in 2012 was RMB338.2 million ($54.3 million), representing a 112.1% increase from RMB159.4 million in 2011.

Gross profit margin in 2012 was 49.7%, compared to 64.6% in 2011. This decrease reflected the consolidation of the financial results of Chang’an Hospital, which has a lower gross margin than the network business. The gross margin for the network business and hospital business was 64.3% and 14.5%, respectively.

Selling expenses in 2012 were RMB53.9 million ($8.7 million), representing a 43.9% increase from RMB37.5 million in 2011. Selling expenses as a percentage of total net revenues decreased to 8.0% in 2012 from 8.3% in 2011. The decrease was primarily due to the cost control measures implemented since the beginning of 2012. General and administrative expenses in 2012 were RMB71.7 million ($11.5 million), representing a 11.0% decrease from RMB80.6 million in 2011. General and administrative expenses as a percentage of total net revenues decreased to 10.7% in 2012 from 17.9% in 2011.

Operating income in 2012 was RMB206.4 million ($33.1 million), a 227.9% increase from RMB-161.3 million in 2011. Operating income excluding share-based compensation expenses (non-GAAP) in 2012 was RMB215.5 million ($34.6 million), representing a 241.7% increase from 2011.

Net income in 2012 was RMB136.4 million ($21.9 million). Both basic and diluted earnings per ADS for 2012 amounted to RMB2.82 ($0.45).

Net income excluding share-based compensation expenses (non-GAAP) in 2012 was RMB145.5 million ($23.3 million). Both basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) in 2012 were RMB3.02 ($0.48).

Adjusted EBITDA (non-GAAP) was RMB376.0 million ($60.4 million) in 2012, representing a 18.1% increase from RMB318.4 million in 2011.

Share-based compensation expenses, which were allocated to related operating expense items, were RMB9.1 million ($1.1 million) in 2012, compared to RMB9.2 million in 2011.

Income tax expense in 2012 was RMB61.3 million ($9.8 million), compared to an income tax expense of RMB46.3 million in 2011. The effective tax rate for 2012 was 31% as compared to 28.1% in 2011.

As of December 31, 2012, the Company had total fixed assets valued at RMB1499.6 million ($240.7 million), cash and cash equivalents of RMB75.4 million ($12.1 million), and restricted cash of RMB284.0 million ($45.6 million).

Capital expenditures were RMB391.9 million ($62.9 million) in 2012, compared to RMB339.9 million in 2011.

As of December 31, 2012, the Company had bank credit lines totaling RMB2165.3 million (US$347.6 million), of which RMB756.5 million ($122.9 million) were utilized.

Accounts receivable was RMB213.3 million ($34.2 million) as of December 31, 2012, compared to RMB211.7 million as of September 30, 2012 and RMB244.2 million as of December 31, 2011. Days sales outstanding (DSO) was approximately 86 days in the fourth quarter of 2012 down from 101 days in the third quarter of 2012 and 192 days in the fourth quarter of 2011. The improved DSO was mainly due to the strengthened efforts during 2012 to accelerate collection from hospital partners, as well as the shorter DSO of Chang’an Hospital.

During the fourth quarter of 2012, the Company repurchased 259,202 ADSs, representing 777,606 ordinary shares for a total $1.1 million, including commissions. As of December 31, 2012, the Company had 19.0 million ADSs outstanding, representing 57.0 million ordinary shares, or 40% of total 47.45 million ordinary shares.

Recent Developments

The company announced on January 4, 2013 that it has closed the acquisition of 19.98% of indirect ownership of The University of Texas MD Anderson Cancer Center Proton Therapy Center (MD Anderson Proton Therapy Center).

The company announced the signing of a definite agreement in connection with the acquisition on December 11, 2012. MD Anderson Proton Therapy Center is a leading proton treatment center in the world. Concord Medical plans to invest and operate two proton centers in China. The transaction will enable Concord Medical to expand its expertise and knowledge base in preparation for the operation of future proton centers.

After the closing, Concord Medical becomes the second largest owner of the MD Anderson Proton Therapy Center, behind MD Anderson Cancer Center. Concord Medical will join both the Board of Directors of the PTC-Houston Management, LP, the general partner of the center, and the center’s Advisory Committee.

“The acquisition of interest in MD Anderson Proton Therapy Center plays a key role in accelerating Concord Medical’s strategic plan to build and operate proton centers in China,” says Dr. Jianyu Yang, CCM Chairman and CEO. “The transaction solidifies CCM’s position as a leading radiotherapy operator in China. We look forward to working closely with MD Anderson Proton Therapy Center in multiple areas.”

2013 Outlook

Based on current market and operating conditions, estimated business expansion and forecasted Chang’an Hospital financial results, Concord Medical expects to generate total net revenues in an estimated range of RMB930 million to RMB975 million in 2013, which would represent a 38% to 45% increase from 2012. The percentage of revenues from network business and Hospital will be 55% and 45%, respectively. This estimated range includes the full-year result of both the current network business of CCM and Chang’an Hospital.

Finally, the Company is targeting to start construction of one specialty oncology hospital in 2013.

The foregoing reflects Concord Medical’s current and preliminary views, which are subject to change.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Daylight Time on March 21, 2013 (8:00 p.m. Beijing/Hong Kong time on March 21, 2013).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: 1-866-519-4004

International: 1-718-354-1231

U.K. Toll Free: 8082346646

China Toll Free: 400-620-8038 / 800-819-0121

Hong Kong Toll Free: 800-930-346

Passcode: CCM

A replay of the conference call may be accessed by phone at the following number until March 29, 2011:

U.S. Toll Free: 1-866-214-5335

International: 1-718-354-1232

Passcode: 58954479

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of December 31, 2012, the Company operated a network of 136 centers with 76 hospital partners that spanned 53 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, many of the statements from management in this press release and the section under “Outlook for Full Year 2012” are forward-looking in nature. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The Company’s independent auditors are in the process of completing an audit of the Company’s U.S. GAAP financial statements for 2011. These unaudited 2011 numbers disclosed in this announcement are, therefore, subject to change.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Gloria Huang (Chinese and English)

+86 10 5903 6688 (ext. 639)

gloria.huang@concordmedical.com

Solebury Communications

In China:

Ms. Vickie Zhao

CCM@soleburyir.com

(+86) 10 6563-0288 (ext. 801)

In the United States:

Mr. Richard Zubek

rzubek@soleburyir.com

(+1) 203-428-3230

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2011 (*)	December 31, 2012
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash	219,078	75,382	12,100
Restricted cash, current portion	2,512	284,047	45,593
Held-to-maturity securities	100,466	—	—
Time deposits with original maturities exceeding three months	50,372	—	—
Accounts receivable	244,189	213,289	34,235
Inventories	1,364	8,681	1,393
Prepayments and other current assets	60,266	165,110	26,502
Net investments in direct financing leases, current portion	49,821	65,585	10,527
Deferred tax assets, current portion	5,589	10,018	1,608
Indemnification assets	—	58,601	9,406

Total current assets	733,657	880,713	141,364

Non-current assets
Property, plant and equipment, net	1,068,703	1,499,630	240,707
Goodwill	—	280,924	45,091
Acquired intangible assets, net	129,018	147,002	23,595
Deposits for non-current assets	207,287	144,438	23,184
Net investments in direct financing leases, non-current portion	97,262	243,133	39,026
Deferred tax assets, non-current portion	20,866	20,618	3,309
Equity method investments	540	230,589	37,012
Other non-current assets	86,731	114,632	18,400
Restricted cash, non-current portion	22,012	—	—
Prepaid land lease payments	27,370	53,501	8,588

Total non-current assets	1,659,789	2,734,467	438,912

Total assets	2,393,446	3,615,180	580,276

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	15,000	383,083	61,489
Long-term bank borrowings, current portion	77,479	191,473	30,734
Accounts payable	2,170	99,203	15,923
Accrual for purchase of property, plant and equipment	13,294	43,024	6,906
Obligations under capital leases, current portion	3,582	2,117	340
Accrued expenses and other liabilities	59,097	126,626	20,325
Income tax payable	20,936	22,451	3,604
Deferred revenue, current portion	13,115	18,975	3,046
Contingent business acquisition consideration	11,999	—	—
Total current liabilities	216,672	886,952	142,367

Non-current liabilities
Long-term bank borrowings, non-current portion	108,700	300,901	48,298
Deferred revenue, non-current portion	6,839	3,047	489
Obligations under capitalized leases, non-current portion	2,289	400	64
Lease deposits	2,000	2,000	321
Long-term payable	—	47,733	7,662
Deferred tax liabilities, non-current portion	18,850	32,351	5,193

Total non-current liabilities	138,678	386,432	62,027

Total liabilities	355,350	1,273,384	204,394

Commitments and contingencies

EQUITY
Ordinary shares	105	105	17
Treasuary stock	(1)	(5)	(1)
Additional paid-in capital	2,551,877	2,517,496	404,086
Accumulated other comprehensive loss	(17,595)	(16,956)	(2,722)
Accumulated deficit	(599,885)	(470,086)	(75,456)

Total Concord Medical Services Holdings Limited shareholders’ equity	1,934,501	2,030,554	325,924
Non-controlling interests	103,596	311,242	49,958

Total equity	2,038,097	2,341,796	375,882

Total liabilities and equity	2,393,447	3,615,180	580,276

(*)	Amounts for the year ended December 31, 2011 were derived from the December 31, 2011 audited consolidated financial statements.

Concord Medical Services Holdings Limited

Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31, 2011 (*)	December 31, 2012		December 31, 2011 (*)	December 31, 2012
	RMB	RMB	US$	RMB	RMB	US$
		(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Network	114,149	117,145	18,803	450,125	474,747	76,202
Hospital	—	105,587	16,948	—	197,309	31,670

Total net revenues	114,149	222,732	35,751	450,125	672,056	107,872

Cost of revenues
Network	(44,775)	(37,997)	(6,099)	(159,416)	(169,415)	(27,193)
Hospital	—	(91,649)	(14,711)	—	(168,743)	(27,085)

Total cost of revenues	(44,775)	(129,646)	(20,810)	(159,416)	(338,158)	(54,278)

Gross profit	69,374	93,086	14,941	290,709	333,898	53,594
Operating expenses

Selling expenses	(13,836)	(17,760)	(2,851)	(37,453)	(53,911)	(8,653)
General and administrative expenses	(30,698)	(14,788)	(3,261)	(80,628)	(71,698)	(11,508)
Asset impairment	(333,934)	(3,360)	(3,261)	(333,934)	(3,360)	(539)
Other operating income	—	—	—	—	1,433	230

Operating income/(loss)	(309,094)	57,178	5,568	(161,306)	206,362	33,124
Interest expenses	(2,002)	(5,323)	(854)	(6,454)	(16,236)	(2,606)
Foreign exchange loss, net	(1,017)	(482)	(77)	(10,975)	(158)	(25)
Gain from/ (loss) on disposal of property, plant and equipment	—	393	63	—	(1,072)	(172)
Interest income	8,030	1,782	286	13,357	5,895	945
Other income	864	2,752	442	346	2,894	466

Income/(loss) before income taxes	(303,219)	56,300	5,428	(165,032)	197,685	31,732
Income tax expenses	(6,790)	(22,689)	(3,642)	(46,320)	(61,316)	(9,842)
Net income/(Ioss)	(310,009)	33,611	1,786	(211,352)	136,369	21,890

Net income (loss) attributable to noncontrolling interests	(394)	(2,840)	(456)	3,651	(6,567)	(1,054)

Net income/(loss) attributable to ordinary shareholders	(310,403)	30,771	1,330	(215,003)	129,802	20,836

Earnings per ADS
Basic /Diluted	(6.56)	0.68	0.11	(4.53)	2.82	0.45

Weighted average number of ADS outstanding:
Basic /Diluted	47,316,183	45,297,669	45,297,669	47,417,151	46,070,392	46,070,392

(*)	Certain amounts in the prior year quarterly financial information are being reclassified for comparison purposes.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended December 31, 2011			For the three months ended December 31, 2012			Twelve months ended December 31, 2011			Twelve months ended December 31, 2012
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income/(loss)	-8,930	51,531	42,601	57,178	5,617	62,795	138,857	58,502	197,359	206,362	12,449	218,811
Net income/(loss)	-310,008	351,694	41,686	33,611	5,617	39,228	-211,352	358,665	147,313	136,369	12,449	148,818
Basic earnings per ADS	-6.56	7.43	0.87	0.68	0.12	0.80	(4.53)	7.56	3.03	2.82	0.27	3.09
Diluted earnings per ADS	-6.56	7.43	0.87	0.68	0.12	0.80	(4.53)	7.56	3.03	2.82	0.27	3.09

(*)	The adjustment is share-based compensation, bad debt provision, other asset loss impairment (excluding tax impact) and goodwill impairment loss.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended	Twelve months ended	Twelve months ended
	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012
Net income/(loss)	(310,008)	33,611	(211,352)	136,369
Interest expenses, net	(6,028)	3,541	(6,903)	10,341
Income tax expenses	6,790	22,689	46,320	61,316
Depreciation and amortization	32,200	44,628	121,049	157,200
Share-based compensation	2,383	2,257	9,234	9,089
Bad debt provision	15,377	—	15,497	—
Other impairment loss	33,771	3,360	33,771	3,360
Goodwill impairment loss	300,163	—	300,163	—
Other adjustments	153	(2,663)	10,629	(1,664)

Adjusted EBITDA	74,801	107,423	318,408	376,011

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, bad debt provision, fixed asset impairment, goodwill impairment and other adjustments. Other adjustments include foreign exchange loss, gain/(loss) from disposed of PPE and other income or expense.